SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                         SUNSTONE HOTEL INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867933 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert A. Alter
                         Sunstone Hotel Properties, Inc.
                               903 Calle Amanecer
                       San Clemente, California 92673-6212

                                 With a copy to:

                           Steven L. Lichtenfeld, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                October 19, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------- ---------------------------
CUSIP  NO. 867933 10 3                               Page 2 of 4 pages
---------------------------------------------------- ---------------------------


           This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed on April 15, 1999, as amended (the "Schedule 13D"), which relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the
Schedule 13D.

           As previously described in the Schedule 13D, SHP Acquisition entered into a Contribution and Sale Agreement, dated July 12, 1999, among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee and WREF I, pursuant to which certain of the parties thereto agreed to contribute assets, equity interests and cash to SHP Acquisition. The parties to the Contribution Agreement have amended and restated the Contribution Agreement as of October 19, 1999. A copy of the Amended and Restated Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee and WREF I, dated as of October 19, 1999, is attached hereto as Exhibit 9.


Item 7.  Material to Be Filed as Exhibits.

                     Item 7 of the Schedule 13D is amended and supplemented by adding the following exhibit thereto:

           9. Amended and Restated Contribution and Sale Agreement, dated as of October 19, 1999, among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I.

[Signature page immediately follows]

---------------------------------------------------- ---------------------------
CUSIP  NO. 867933 10 3                               Page 3 of 4 pages
---------------------------------------------------- ---------------------------


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  October 21, 1999


                                /s/Robert A. Alter
                                --------------------------------
                                Robert A. Alter


                                *
                                --------------------------------
                                Charles L. Biederman


                                *
                                --------------------------------
                                Randy C. Hulce


                                *
                                --------------------------------
                                Douglas C. Sutten


                                *By:/s/Robert A. Alter
                                --------------------------------
                                Robert A. Alter, Pro Se and Attorney-in-Fact

---------------------------------------------------- ---------------------------
CUSIP  NO. 867933 10 3                               Page 4 of 4 pages
---------------------------------------------------- ---------------------------



                                INDEX TO EXHIBITS

Exhibit Number                 Description of Exhibits

           9. Amended and Restated Contribution and Sale Agreement, dated as of October 19, 1999, among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I.